Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Corporation Announces that it Intends to Take Steps to

Strengthen Corporate Governance at Majority-Held CDC Software

Company plans to effectively eliminate dual class capital structure and pay down intercompany debt over time

HONG KONG, ATLANTA, May 19, 2011 — CDC Corporation (NASDAQ: CHINA), a leading China-based value-added operator of, and growth investor in, hybrid (SaaS/On-Premise) enterprise software, IT Services, and New Media assets, today announced it intends to take steps to strengthen corporate governance at its majority held, publicly-traded subsidiary, CDC Software (NASDAQ: CDCS). As of May 18, 2011, CDC Corporation owned approximately 87 percent of the outstanding capital of CDC Software. Specifically, CDC Corporation has agreed to effectively eliminate the A/B dual class share structure at CDC Software by converting its class B shares into class A shares. CDC Corporation currently owns class B shares, which hold 10-1 voting rights as compared to the class A shares, which consist of the public float. The single class structure will give every shareholder equal rights.

In addition, CDC Software intends to take steps to institute a semi-annual dividend policy. CDC Corporation intends to use a portion of the proceeds from any dividend to pay down the intercompany loan owed to CDC Software.

CDC Software currently intends that the dividend policy will commence in the second half of 2011 subject to its receipt of requisite approvals and certain conditions, and will provide more information as it progresses with these plans.

“We are very pleased that CDC Corporation is taking these actions to unlock shareholder value,” said John Clough, Chairman of CDC Software. “We believe that these steps will help strengthen corporate governance at CDC Software by treating all shareholders with the same rights and reducing, or eventually eliminating, the intercompany debt between CDC Software and CDC Corporation. Based on feedback from our shareholders, we believe these are two major overhangs on our stock price. As such, we believe these actions will reward our shareholder base and ultimately help CDC Software stock trade closer to, or in-line with, our industry peer group rather than the significant discount it now exhibits.”

About CDC Corporation

CDC Corporation is a China-based value-added operator of, and growth investor in, hybrid (on premise and SaaS) enterprise software, IT, and new media businesses. The company pursues two value-added investment strategies. The first strategy includes actively managing majority interests in its core portfolio of hybrid enterprise software, IT services and New Media businesses, adding value by driving operational excellence, top-line growth and overall profitability. The third strategy includes identifying and executing on opportunities to co-invest with leading venture capital and private equity funds through minority interests in fast growth companies in emerging markets related to CDC Corporation’s core assets. This third strategy, which complements the first, helps to mitigate risk and enhance deal flow for the company. CDC Corporation expects to deliver superior returns and additional value for its shareholders through these strategies, as well as through its plans to declare and pay regular dividends in the form of registered shares of its publicly listed subsidiaries and other assets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our plans and expectations to convert CDC Corporation’s class B shares of CDC Software into class A shares, any plans to eliminate the dual class capital structure at CDC Software, any expectations with respect to the commencement of a dividend strategy at CDC Software, including the declaration and payment of dividends, the form thereof, the timing thereof and the receipt of requisite legal and regulatory approvals, if at all, our beliefs regarding strengthening corporate governance at CDC Software, our expectations regarding any repayments of the inter-company debt owed by CDC Corporation to CDC Software, our beliefs and expectations regarding the foregoing and the potential impact and benefit to shareholders, our beliefs regarding the trading price of CDC Software stock, and overhangs thereon, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, some of which are beyond our control. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2009 on Form 20-F filed on June 30, 2010. We also urge you to review the filings made by CDC Software with the SEC, including its Annual Report on Form 20F filed the SEC on June 1, 2010. Dividends may be declared by the board of directors of CDC Software Corporation considering several factors, some of which may be beyond CDC Software’s control. No assurances can be given that CDC

Software Corporation will declare and pay any dividend now or in any future period. Future dividends, if any, may be paid at reduced rates than those that may be previously-provided, or even eliminated. We cannot assure you that CDC Software will ultimately amend its governing documents to eliminate the ability to issue class B shares in the future. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this press release.